Exhibit 99.1

ARRIVAL to Report First Quarter 2023 Financials and Business Updates

on May 15, 2023

LUXEMBOURG, May 3, 2023 — Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”), inventor of a unique new method of design and production of electric vehicles, today announced that it will report financial results and business updates for the first quarter ended March 31, 2023 after the U.S. markets close on Monday, May 15, 2023.

The Company will host a corresponding webinar at 4:30 p.m. Eastern Time on that day. The live webinar will be accessible on the Company’s website at investors.arrival.com. A replay will be available approximately two hours after the conclusion of the live event.

Date: Monday, May 15, 2023

Time: 4:30 p.m. ET

Webcast: Register and Join

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

Contacts:

Media

pr@arrival.com

Investors

Cody Slach and Tom Colton

Gateway Group

949-574-3860

ARVL@gatewayir.com

IR@arrival.com